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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

iBASIS, INC.
(Name of Subject Company)

iBASIS, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the person filing statement)

With copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No.1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands ("Purchaser"), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands ("KPN"), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own for $1.55 per Share net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(7)    Email dated July 31, 2009 to the Company's employees (filed herewith).

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.
By:	/s/ OFER GNEEZY Name: Ofer Gneezy Title: President & Chief Executive Officer

Dated: July 31, 2009

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  Item 9. Exhibits.
SIGNATURE